Exhibit 99.1

Updated Timing for Key Rhyolite Ridge Lithium-Boron Project
Workstreams

Mineral Resource and Reserve update - expected in February and March, respectively
Revised project capital and operating cost estimates – mid March 2024

SYDNEY, Australia – 6 February 2025 – Ioneer Ltd (ASX: INR, Nasdaq: IONR) (Ioneer) is pleased to provide an update on progress toward milestones related to the Rhyolite Ridge Lithium-Boron Project becoming a cornerstone source of critical materials extracted and processed in the U.S.

After a momentous January where the company closed an upsized US$996 million loan from the U.S. Department of Energy (DOE) Loan Programs Office, Ioneer advises changes to the expected timing for delivery of the project’s revised economics, which are being amended to reflect the loan close and the revised mine plan following completion of the soon-to-be-released Mineral Resource and Ore Reserve estimates.

Summary of deliverables

Date	Deliverable
February 2025	Mineral Resource update
March 2025	Ore Reserve update
March 2025	Project economics and feasibility study overview update
Advance into construction with equity partner*

*The move into construction is predicated on Sibanye-Stillwater and INR taking an FID following the conclusion of any requisite funding and receipt of minor permits.

The update to Ioneer’s April 2024 Mineral Resource1 publication will include new data from the 12 additional holes drilled in the “Shelf Zone”2.  These additional holes were excluded from the plans and models used in the DOE loan process and Sibanye-Stillwater Approved Feasibility Study, due to the incomplete data at the time.  Ioneer expects inclusion of the Shelf Zone mineralisation and associated update to the geological model, to result in a material increase to the Mineral Resource as the drill holes contain the highest-grade mineralization within the B5 unit (Stream 1, high lithium, high boron) to date and is shallower and dips more gently, which is likely to improve strip ratios (waste to ore).

The February 2025 Mineral Resource will be used as the basis for the March 2025 Ore Reserve estimate and related mine plan and project economics, the first published since the 2020 Definitive Feasibility Study.  The Shelf Zone mineralisation and subsequent update to the geological model, is expected to materially increase reserves - including Stream 1 reserves (B5 unit) - due to conversion of a significant proportion of Inferred Resource into Measured and Indicated categories (inferred resource are not included in ore reserves).

Ioneer is updating the project capital and operating cost estimates (AACE Class 2) and project economics to reflect:

1)	the closing of the DOE loan, and

[1]	See ASX announcement titled “Mineral Resource update delivers high-grade, shallow Shelf Zone, outside of critical habitat” dated 30 April 2024.
[2]	See ASX announcement titled “Newly Identified Shelf Zone delivers standout drill results ahead of Ore Reserve update” dated 18 July 2024

Ioneer Ltd. (ASX: INR, NASDAQ: IONR) Suite 16.01, 213 Miller Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: Ioneer.com ABN: 76 098 564 606

2)	the revised mine plan based on the updated 2025 Mineral Resource and Ore Reserve estimates.

We are confident that these updates will reinforce the flexibility of Rhyolite Ridge’s unique mineralogy, which allows Ioneer to match prevailing market conditions and blend its ore to yield a valuable co-product (boric acid) whose market is uncorrelated to the primary product (lithium).  For example, in times of low lithium pricing as exists today, the company can prioritize the lithium-boron rich ore (Stream 1, B5 unit) over the site’s low-boron ore (Streams 2 and 3) to optimize the relative proportion of total revenue derived from boron.   No other lithium project has this flexibility and related economic advantage.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS--

Media Contacts

Chad Yeftich	Ian Bucknell
U.S. Investor Relations	Aus. Investor Relations
E: ir@ioneer.com	E: ir@ioneer.com

Daniel Francis, FGS Global
U.S. Media Relations
E: daniel.francis@fgsglobal.com

About Ioneer
Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is the only known lithium-boron deposit in North America, one of only two known such deposits in the world and a linchpin project in Nevada’s burgeoning Lithium Loop. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture.

To learn more about Ioneer, visit www.Ioneer.com/investors.

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Important notice and disclaimer

Forward-looking statements

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange.  As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.

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